INVESTMENT SERIES FUNDS, INC.

                            Federated Investors
                         Federated Investors Tower
                   Pittsburgh, Pennsylvania  15222-3779
                              (412) 288-1900

                             December 18, 1996



Bruce MacNeil
EDGAR Operations Branch
Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, Northwest
Washington, D.C.  20549

     RE:  Federated Bond Fund (the `Fund'')
          (formerly, Fortress Bond Fund)
          a portfolio of INVESTMENT SERIES FUNDS, INC.
          1933 Act File No. 33-48847
           1940 Act File No. 811-07021

Dear Mr. MacNeil:

     On behalf of Investment Series Funds, Inc., we hereby submit this application for withdrawal of Post-Effective Amendment No. 10 under the Securities Act of 1933 (`1933 Act'') and Amendment No. 11 under the Investment Company Act of 1940 which was filed on December 12, 1996, on behalf of its portfolio, Federated Bond Fund, pursuant to Rule 485(a) under the 1933 Act.
     The Rule 485(a) filing was made in order to make material changes to certain of the Fund's non-fundamental investment policies. The changes contained in the 485(a) filing must be revised and refiled. We, therefore, respectfully request, pursuant to Rule 477 under the 1933 Act, that the Securities and Exchange Commission withdraw the filing made on December 12, 1996.

     If you have any questions regarding this application for withdrawal, please contact Leslie Petrone at (412) 288-1472.

                         Very truly yours,


                         /s/ S. Elliott Cohan
                         S. Elliott Cohan
                         Assistant Secretary